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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ___________________

                                 SCHEDULE 14D-9


                      SOLICITATION/RECOMMENDATION STATEMENT
                                      under
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              ____________________

                                    PECHINEY
                            (Name of subject company)

                                    PECHINEY
                        (Name of person filing statement)


                                Common Shares "A"
                   nominal value 15.25 Euros per Common Share
                         (Title of class of securities)

                                    705151967
                      (CUSIP Number of class of securities)

                                 Olivier Mallet
                             Chief Financial Officer
                         7, Place du Chancelier Adenauer
                               75116 Paris, France
                               +33 (1) 56 28 20 00
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

                                    Copy to:
                               George Casey, Esq.
                             Shearman & Sterling LLP
                                 Broadgate West
                                 9 Appold Street
                                 London EC2A 2AP
                                 United Kingdom
                                +44 20 7655 5000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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THE FOLLOWING PRESS RELEASE WAS ISSUED BY PECHINEY ON JULY 9, 2003. PECHINEY'S
SECURITY HOLDERS SHOULD READ PECHINEY'S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WHEN IT IS FILED BY THE COMPANY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE SOLICITATION/ RECOMMENDATION STATEMENT AND OTHER PUBLIC FILINGS MADE FROM TIME TO TIME BY THE COMPANY WITH THE SEC ARE AVAILABLE WITHOUT CHARGE FROM THE SEC'S WEBSITE AT WWW.SEC.GOV AND MAY ALSO BE OBTAINED FOR FREE BY DIRECTING A REQUEST TO: PECHINEY, 7, PLACE DU CHANCELIER ADENAUER, 75116 PARIS, FRANCE,
ATTENTION: CHARLES L. RANUNKEL, VICE PRESIDENT, DIRECTOR INVESTOR RELATIONS, TELEPHONE +33 1 56 28 25 77.


Press Release

                                 [Pechiney Logo]

Paris, 9 July 2003: Pechiney's Board of Directors met Tuesday, 8 July 2003, further to the proposed hostile offer for Pechiney, filed by Alcan on Monday. The Board meeting was attended by all Directors.

The Board of Directors stresses the fact that the proposed offer is highly uncertain, due to the conditions stipulated by Alcan, whose offer is subject to phase one European Commission approval. The Board of Directors considers that the situation that this creates is contrary to the interests of the company and its employees, its industrial partners and its shareholders.

The Pechiney Group has been considerably strengthened in recent years: it has increased its technological leadership in primary aluminum by launching the new AP50 smelting technology and has developed strong positions in supplying the aerospace and automotive industries. In addition, in only a few years, Pechiney has become a world leader in high added value speciality packaging.

The Board of Directors points out to Pechiney's shareholders the fact that the price proposed by Alcan is clearly inadequate, when taking into account the company's industrial, technological and intangible assets, and in no way reflect its true strategic value.

The Board of Directors unanimously expresses its full confidence in Jean-Pierre Rodier and its management team to act in the best interests of the company, its employees, its partners and its shareholders.



Pechiney is an international group listed on the Paris and New York stock exchanges. Its three core businesses are primary aluminum, aluminium conversion and packaging. Pechiney achieved sales of (euro)11.9 billion in 2002. It employs 34,000 employees.

                                  *************

Certain statements in this press release that describe Pechiney's intentions, expectations or projections may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Pechiney's actual results, performance or achievement to be materially different from its intentions, expectations or projections. The forward-looking statements in this press release speak only as of its date and Pechiney undertakes no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
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
Press Contacts:                                     Investor Relations Contacts:
Chrystele Ivins:  Tel.: 33 1 56 28 24 18            Charles L. Ranunkel:  Tel.: 33 1 56 28 25 07
chrystele.ivins@pechiney.com                                              Fax:  33 1 56 28 33 38
Stephan Giraud:   Tel.: 33 1 56 28 24 19

M: Communications:
Hugh Morrison     Tel.: +44 7815 890 720
morrison@mcomgroup.com
Louise Tingstrom: Tel.: +44 789 906 6995 tingstrom@mcomgroup.com
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